Salomon Brothers Municipal Partners Fund Inc. ("MNP")
On November 8, 2005, George W. Karpus, a shareholder of the Fund, commenced a derivative action in the Supreme Court of the State of New York, County of New York against certain current and/or former officers and directors of the Fund and Salomon Brothers Municipal Partners Fund Inc. (the "Litigation"). On February 13, 2006, the parties announced they were settling the Litigation. The settlement is subject final court approval and shareholder notice. Under the terms of the settlement and subject to certain conditions, including the approval of the Management Agreement by shareholders by April 29, 2005, the Board of Directors of the Fund, subject to compliance with applicable laws, rules and regulations, has preliminarily determined to recommend a merger (the "Merger") between the Fund and Salomon Brothers Municipal Partners Fund Inc. ("MNP") to shareholders of the Fund at a meeting of shareholders to be held in or before April 2007. The Merger would be on such terms and conditions as the Board of Directors of the Fund deems appropriate, including no material change in circumstances that causes the Board of Directors of the Fund to believe that the Merger is no longer in the best interest of shareholders. The Merger, if approved by the Board of Directors and the shareholders of the Fund and by the Board of Directors and shareholders of MNP, would be completed on, or as soon as practicable after, July 7, 2007.